UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

METAL STORM LIMITED

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INDEX TO EXHIBITS

ITEM

1.	ASX release “Metal Storm Share Allotment” dated 5 May 2004.

2.	ASX release “Metal Storm Appendix 3B New Issue Announcement” dated 5 May 2004.

3.	ASX release “Metal Storm Share Allotment” dated 5 May 2004.

4.	ASX release “Metal Storm Announces resignation of Admiral William Owens” dated 6 May 2004.

5.	ASX release “Metal Storm Part of Team to Deliver ‘Thunder and Lightning’ to US Navy” dated 20 May 2004.

6.	ASX release “Metal Storm Board Appointments” dated 19 May 2004.

7.	ASX release “Metal Storm Conducts Demonstration of Robot-Mounted Weapon System in U.S.” dated 20 May 2004.

8.	ASX release “Test Firings Lay Groundwork for Airborne Weapon System” dated 20 May 2004.

9.	ASX release “Twenty Largest Holders of Quoted Equity Securities” dated 20 May 2004.

10.	ASX release “Metal Storm Chairman’s Report” dated 21 May 2004.

11.	ASX release “Video Script – Admiral Bill Owens” dated 21 May 2004.

12.	ASX release “Chief Executive Officer’s Report” dated 21 May 2004.

METAL STORM LIMITED A.C.N. 064 270 006 Metal Storm Share Allotment

BRISBANE, AUSTRALIA – 5 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

International ballistics company Metal Storm Limited announced today the allotment of 61,461,195 fully paid ordinary shares to a number of institutional and sophisticated investors following the recent raising of A$21,511,418.25 of additional capital.

The new shares will rank equally with existing fully paid ordinary shares in the company and will be quoted on the Australian Stock Exchange today.

Placements have been made to more than 20 institutions and a number of other investors in Australia and internationally. The placement was fully subscribed.

Metal Storm CEO Mr Charles Vehlow said that the placement was strategically important to the company.

“We have long recognised the need both to attract more institutional investors and to internationalise the share register. With the successful completion of this placement, we have made significant inroads into both of these areas. We believe that the interest and support of these new shareholders is recognition of the company’s inherent potential,” Mr Vehlow said.

“Through this process the company has also increased the profile and coverage of its stock, and expects greater analysis and broker coverage as a result.” Mr Vehlow said.

“The capital raising has placed Metal Storm on a sound financial footing, and has provided the necessary funding to take advantage of opportunities to accelerate R&D and commercialisation activities,” Mr Vehlow said.

The company also notes that heightened activity in the trading of the company’s shares in recent weeks has resulted in an increase in the number of ADR’s registered on the US NASDAQ exchange from 1,241,731 at the end of March, to 3,910,906 (the equivalent of 78,218,120 ordinary shares) as at the end of April 2004.

“These share placements and the increase in the number of ADR’s are expected to substantially increase the liquidity of the company’s shares.” Mr Vehlow said.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(1) Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 61,461,195 ordinary shares

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(1) 61,461,195 shares issued pursuant to the terms of a private placement

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 6

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

(1) The shares rank equally with all existing fully paid ordinary shares.
5	Issue price or consideration	(1) Shares - $0.35 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Purpose of the issue is to provide ongoing working capital to accelerate R&D and allow the company to move toward its commercial objectives.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(1) 5 May 2004

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	521,949,154 36,793,646	Ordinary shares Listed options exp 6 Sep 2004

+ See chapter 19 for defined terms.

Appendix 3B Page 2	11/3/2002

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	7,225,915	Unlisted options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N.A.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 3

Appendix 3B

New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

Appendix 3B Page 4	11/3/2002

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	✓	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 5

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.

Appendix 3B Page 6	11/3/2002

Appendix 3B

New issue announcement

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☐	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 7

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 6 February 2004

(Company Secretary)

Print name:	Sylvie Moser-Savage

+ See chapter 19 for defined terms.

Appendix 3B Page 8	11/3/2002

METAL STORM LIMITED A.C.N. 064 270 006 Metal Storm Share Allotment

BRISBANE, AUSTRALIA – 5 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm advises that shares allotted under the current share placement will commence trading on ASX on Thursday 6 May 2004.

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 Announces resignation of Admiral William Owens

BRISBANE, AUSTRALIA – 6 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

The Chairman of Metal Storm, Admiral William Owens (Bill) has recently accepted appointment as CEO of one of the world’s largest telecommunications equipment providers, Nortel Networks Limited. Nortel announced his appointment to the North American market late last week. As a consequence of his appointment, Bill is resigning from essentially all of his public company board directorships, including the board of Metal Storm Limited. Admiral Owens has offered to continue as an advisor to the board of Metal Storm Limited and the board has agreed to the continuation of his involvement on that basis. Bill is recognised as a world leader in next generation military concepts.

Metal Storm has continued significant development during Bill’s Chairmanship. The company acknowledges the importance of his leadership, capacity, and attention to corporate governance issues, including guiding the company during the introduction of Sarbanes Oxley processes and will miss his immediate involvement as Chairman. His resignation is effective immediately.

The Metal Storm board will announce a replacement Chairman shortly.

Sylvie Moser-Savage

Company Secretary

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006

Metal Storm Part of Team to Deliver

‘Thunder and Lightning’ to US Navy

BRISBANE, AUSTRALIA - 20 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

International ballistics company Metal Storm Limited will play a key role in the development of a new program designed to defend US naval ships from multiple airborne and surface threats.

As part of a Phase I Small Business Innovation Research (SBIR) program award granted by the US Navy, Metal Storm will work with US engineering and technology company Foster-Miller Inc., (Foster Miller) in a funded program designed to circumvent new and serious threats that are difficult to defeat with existing shipboard weapons and countermeasures.

Metal Storm Chief Executive Officer Charles Vehlow said the award would enable the company to develop its relationships with both Foster-Miller and the US military.

“Working with Foster-Miller in this SBIR program is a very exciting opportunity for Metal Storm to further demonstrate the broad applications of our technology”, said Mr Vehlow.

“Foster-Miller has extensive experience in harnessing emerging science and technology in the development of capabilities for the US military. The company is a primary contributor to the US Army’s Objective Force Warrior (OFW) program, and has developed remotely operated robots currently in service in Afghanistan and Iraq.”

Termed the ‘Thunder and Lightning Shield” (TLS), the program proposes to employ both Metal Storm and Foster-Miller technology to protect US vessels from close range threats such as sea skimming cruise missiles and small, fast boats containing explosives.

Mike O’Dwyer, Director of Scientific Innovation at Metal Storm said, “The TLS program concept involves a two-pronged defensive approach. Metal Storm’s multi-barrel pods would provide the ‘thunder’ via concentrated bursts of fire against potential threats, while the ‘lightning’ option would be provided by developing a combination of Metal Storm technology with Foster-Miller’s Stingray incapacitating net technology”.

Foster-Miller’s president Dr William Ribich said he believed that Metal Storm’s innovative technology would contribute to the development of a very responsive and defensive weapon system for US naval vessels.

“Given that both Metal Storm and Foster-Miller technology has already been demonstrated, I am very confident that our companies can combine to provide a greatly enhanced capability for the US Navy”, said Dr Ribich.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About Foster-Miller Inc.

Foster-Miller, Inc., is an independent, privately held engineering, development and manufacturing company located in suburban Boston, MA, with additional offices in Albany, NY and Washington, DC. The firm was founded almost 50 years ago by three graduates of MIT who believed there was a need for a company that could solve clients’ difficult technical problems through first-class analysis and design. The company maintains a staff of more than 350 mechanical, electrical, thermal, chemical, nuclear, aerospace, software and materials engineers as well as metallurgists, physicists, mathematicians, chemists, biologists and support staff working in the areas of robotics, advanced materials, custom machinery, power systems, biotechnology, transportation and aerospace. Visit www.foster-miller.com for further details.

About SBIR Programs

The US Department of Defence SBIR programs fund early stage R&D projects that meet Defence needs and have the potential for commercialisation in private sector or military markets. SBIR proposals pass through three phases. A successful outcome from Phase I can result in an invitation to participate in a Phase II award of up to US$750,000 over two years for development of the proposal to prototype stage. A Phase III award would provide the funding required to fully commercialise the technology.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 BOARD APPOINTMENTS

BRISBANE, AUSTRALIA - 19 May, 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

The board of Metal Storm Limited has appointed the current deputy chairman, Mr Terry O’Dwyer, as interim chairman and Gen Wayne Downing (ret) as interim deputy chairman to fill the vacancy created by the retirement of Adm Bill Owens from the board. Adm Owens retired on his appointment as CEO of Nortel Networks Limited.

The board will conduct a market search and confirm the appropriate person as chairman and deputy in due course. The search committee comprises Gen Wayne Downing (chair), Mr Mike O’Dwyer and Lt Gen Dan Christman. They will report to the board within 6 months.

Mr Terry O’Dwyer is a director of Bendigo Bank Limited, CS Energy Limited and Queensland Theatre Company Limited. He is chairman of BreakFree Limited and Brumby’s Bakeries Limited. He chairs BDO Kendalls Chartered Accountants and is divisional head of their corporate finance practice.

General Wayne Downing retired from active service in the military after a distinguished 34 year career. He served two combat tours in Vietnam as a junior infantry officer; commanded a joint special operations task force during the first Gulf War. General Downing culminated his career as Commander in Chief of the US Special Operations Command (SOCOM) where he was responsible for all special operations forces in the US Army, Navy and Airforce. General Downing resigned from the board in October 2001 following his appointment as US National Director and Deputy National Security Advisor for Combating Terrorism. Following completion of this role, he was reappointed to the Metal Storm board in October 2002. He is active in several public and private sector boards in the US and is Chair of West Point’s Combating Terrorism Center.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006

Metal Storm Conducts Demonstration of Robot-

Mounted Weapon System in U.S.

BRISBANE, AUSTRALIA - 20 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

International ballistics company Metal Storm Limited has demonstrated the live firing of its electronic ballistics system from a robotic ground vehicle to key defence personnel in the US.

The demonstration included the remotely controlled firing of stacked pyrotechnic and inert 40mm rounds from a four-barrel pod with recoiling system mounted on a “Talon” robot manufactured by Foster-Miller Inc. (Foster-Miller) and supplied and operated by the US Army’s Picatinny Arsenal facility.

Metal Storm personnel worked closely with US Department of Defense representatives on the Warren Grove Gunnery Range in New Jersey, USA to conduct the demonstrations which were attended by defence personnel including the US Army Research Development Engineering Command (ARDEC), and a number of industry representatives including several from Telecordia - an associate company of Science Applications International Corporation (SAIC), and General Dynamics Corporation.

Metal Storm’s Director of Scientific Innovation, Mr Mike O’Dwyer said the firing represented a significant demonstration of the capability and versatility of the generic Metal Storm 40mm Ballistics System, combining it with an important piece of existing military equipment with potential to greatly enhance its operational capability.

“Our electronic ballistics system has no mechanical parts and provides a lightweight, compact weapon which carries a payload of 16 shots, 10 more than the existing alternative. The system is capable of variable rates of fire, selected and fired by remote control. We intend to undertake further development of the Metal Storm system with a view to increasing the payload to 48 shots” said Mr O’Dwyer.

“The Metal Storm robotic weapon system can punch above its weight, offering real potential for robotic vehicles to undertake more offensive roles on operations.”

“Because the system is able to deliver a payload disproportionate to its size and weight, it is potentially suitable for a range of different applications that could significantly increase the operational capability for field commanders,” said Mr O’Dwyer.

The Talon robot has been developed by Foster-Miller to operate in rugged terrain up to 1.6 kilometres from its base, and is currently in service in Afghanistan and Iraq.

It is an all-weather, all-terrain, tracked robot with a day/night capability, and can be configured for many different types of missions. It provides a potential first strike option that does not risk soldiers’ lives.

Foster-Miller Inc. President Dr William Ribich said the versatility and capability of the Metal Storm weapon system are highly impressive.

“The combination of Metal Storm and Foster-Miller technologies provides significant potential to deliver new robotic capabilities that meet our military customers’ complex requirements,” Dr Ribich said.

“We anticipate that further development would allow the Talon/Metal Storm system to provide intense firepower at various ranges, using either lethal or less-than-lethal munitions.

“This capability would make it ideal for tasks such as access denial, facility protection and crowd control missions,” he said.

Video clips of the Metal Storm / Talon demonstration will shortly be available for viewing on the Metal Storm website: www.metalstorm.com

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About Foster-Miller Inc.

Foster-Miller, Inc., is an independent, privately held engineering, development and manufacturing company located in suburban Boston, MA, with additional offices in Albany, NY and Washington, DC. The firm was founded almost 50 years ago by three graduates of MIT who believed there was a need for a company that could solve clients’ difficult technical problems through first-class analysis and design. The company maintains a staff of more than 350 mechanical, electrical, thermal, chemical, nuclear, aerospace, software and materials engineers as well as metallurgists, physicists, mathematicians, chemists, biologists and support staff working in the areas of robotics, advanced materials, custom machinery, power systems, biotechnology, transportation and aerospace. Visit www.foster-miller.com for further details.

About Warren Grove Gunnery Range

Warren Grove Gunnery Range is located in New Jersey with a mission to provide a quality combat training environment for all military air and ground combat forces. Approximately 3,000 sorties from fighter aircraft and helicopters are fired onto the range annually. The range is used for military exercises and its customers include the US Airforce, Navy SEALS, Army Special Forces the US Navy and Marine Corps.

www.globalsecurity.org/military/facility/warren-grove-r.htm

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 Test Firings Lay Groundwork for Airborne Weapon System

BRISBANE, AUSTRALIA - 20 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

International ballistics company Metal Storm Limited has completed test firings of its electronic ballistics weapon system from an Unmanned Aerial Vehicle (UAV) in preparation for demonstration to US defence authorities.

The tests, conducted in the US this month, included a firing of inert 40mm grenade rounds in near simultaneous four-shot bursts from two lightweight grenade launchers mounted on a Dragonfly DP-4X Vertical Take Off and Landing (VTOL) UAV developed by Dragonfly Pictures Inc (DPI).

Metal Storm Director of Scientific Innovation, Mr Mike O’Dwyer said the firings successfully demonstrated the integration of Metal’s Storm generic 40mm Ballistics System with the remotely operated UAV.

“These initial tests confirmed the integrity of the airframe, recoil management, fire control and remote operation systems during ground-based firing from the UAV in both tethered and untethered operation under full power,” Mr O’Dwyer said.

“The next step is a set of full in-flight test firings followed by the planned live firing demonstrations to US defence authorities, which we anticipate occurring within the next three months.”

“Our ability to provide a remotely controlled multi-shot modular weapon system with selectable rates of fire in a very compact and lightweight configuration that is totally non-mechanical, is unique. We are seeking to develop a system that can equip small to medium size UAV’s with a very versatile weapon system that provides effective firepower without compromising the operability of the aircraft.” Mr. O’Dwyer said.

DPI Chief Executive Officer, Mr Michael Piasecki said having the Metal Storm team at DPI’s Essington, Pennsylvania complex over recent weeks has enabled us to accelerate our progress.

“Together the two companies have integrated the Metal Storm system on our DP-4X VTOL UAV. The results and accomplishments to date reinforce our commitment to this project, and confirm that Metal Storm offers a genuinely transformational electronic weapon system”.

“By combining our technologies we provide small VTOL UAVs with a real offensive capacity. I expect in due course that our new Dragonfly DP-4X UAV will be able to provide running or strafing fire with 40mm high explosive or other rounds.

“We expect the same weapon system will be able to provide vertical downward fire to disrupt Improvised Explosive Devices (IEDs), such as we see daily in Iraq. The company commander will be able to direct the DP-4X to deliver the 40mm, or other calibre weapons, at targets before they threaten his personnel in convoy protection tasks, urban terrain operations and in reconnaissance roles.” Mr Piasecki said.

A video clip of the UAV test firing will shortly be available for viewing on the Metal Storm website: www.metalstorm.com

Ends

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About Dragonfly Pictures Inc

DPI has pioneered a family of small vertical take-off and landing (VTOL) unmanned helicopters for military, civil and commercial users for twelve years. Originally, the platforms developed by DPI were built to support the special effects industry; now DPI’s technology is being applied to Homeland Security roles and Convoy protection applications around the globe. Under Mr. Michael W. Piasecki’s leadership, DPI continues a strong tradition of 65+years of helicopter technology development, a legacy that started in 1942 by Mr. Frank N. Piasecki, the father of the Tandem Helicopter still in use today in Afghanistan and IRAQ.

DPI has focused its expertise to rapidly develop products that will directly assist small unit commanders which confront ambushes, land mines and Improvised Explosive Devices (IED’s) on a daily basis. These products are by design: multi-mission flexible, HMMWV compatible, and substantially reduce operator work load and support personnel.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006

TWENTY LARGEST HOLDERS OF QUOTED EQUITY SECURITIES As at 17 May 2004

BRISBANE, AUSTRALIA - 20 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

ORDINARY SHAREHOLDER	NUMBER	PERCENTAGE
J.M. O’Dwyer	131,517,059	25.20
ANZ Nominees Limited	96,160,605	18.42
O’Dwyer Investments	68,212,500	13.07
Charter Pacific Corporation Ltd	39,078,555	7.49
Westpac Custodian Nominees Limited	9,746,960	1.87
Milaroi Pty Ltd	7,256,111	1.39
UBS Nominees Pty Ltd	6,776,642	1.30
Mr Graham Bugden	6,296,886	1.21
Ms Betty Walton	6,043,500	1.16
Mr Michael John Harris	3,252,730	0.62
MS Investments No 2 Pty Ltd	2,556,724	0.49
Mr William McAllister & Mrs Gracia McAllister	2,129,749	0.41
Gwynvill Trading Pty Limited	1,871,111	0.36
Kale Capital Corporation Ltd	1,552,500	0.30
Mr James V Kimsey	1,390,154	0.27
Charter Pacific Corporation Limited	1,311,720	0.25
Mr Graham Bugden	1,255,761	0.24
Fortis Clearing Nominees P/L	1,253,569	0.24
Todbern Pty Ltd	1,176,753	0.23
J P Morgan Nominees Australia Limited	1,081,541	0.21

	389,921,130	74.73

Ends

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
msau@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006

METAL STORM LIMITED

ANNUAL GENERAL MEETING

21 MAY 2004

CHAIRMAN’S REPORT

BRISBANE, AUSTRALIA - 21 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

At the conclusion of this Chairman’s address, I hope I will have provided you with these things:

A brief synopsis of the past year;

A clear picture of what the company is working on now and how that will develop across the next 12 months; and

An understanding of how the company is building very steadily towards good outcomes on a number of fronts. These are the basis of great potential value in the company.

As a precursor to that, however, I want to acknowledge the work by which Admiral Bill Owens delivered strong leadership, considerable vision and detailed military knowledge to Metal Storm as our Chairman from December 2001 until earlier this month. His two and a half years of Chairmanship provided a platform of opportunity with the company now in its best position ever to build from. Amongst other awesome skills Bill is regarded throughout the world as an expert of the highest order in modern military understanding. His forward looking book “Lifting the Fog of War” is increasingly regarded as a pivotal publication. This military dimension is an ability which I cannot emulate. Thankfully then both Wayne Downing and Dan Christman deliver extraordinary depth to the company in military understanding. And, as advised to the market, Bill Owens will continue as an advisor to the Board. You can be assured we will use his knowledge wherever we can. Bill has asked the company if he might say a few words to you by video. Here is his pre recorded message.

The change of Chairman, does not indicate a change in focus by the company although it is fair to say that my experience at building enterprise lies more at the developing end of the market than the developed. I trust it will be a useful expertise at this time because, right now, we have settled on those applications which we anticipate have the shortest time to a fielded product and are concentrating our efforts on them. The early development hurdles are now receding behind us. Would you please join with me in thanking Bill for his part in that.

You will recall that at last year’s AGM the company was looking for an additional director who had a strong track record in US defence business with the emphasis on “defence business”.

The exercise was protracted but the time not wasted because in the last year Dr Dan Alspach accepted the company’s invitation to join the Board.

Dan had been very involved with Orincon Corporation International until only a short while before that as Founder, CEO and Chair. His company was purchased by Lockheed Martin as an important advance for them in the defence technology where Orincon was highly specialised. Dan has had very extensive experience in defence industry contracts and relationship building. He has been a strong influence on the board in many areas including product development and release.

I want to talk for a few moments about our recent $21.5M capital raising. There has been a small number of shareholders who have queried the motivation and the price and I want to be specific about each.

But first some background. At our AGM last year, we flagged a need for further capital and our desire to do that without much further dilution of the then current shareholder interests. We hoped for a way perhaps to issue a hybrid equity instrument, maybe a converting note or similar. Remember, however, that this company has no record of profit. Our earnings are minimal and would not realistically cover interest payments. In the event our professional advice was that this type of instrument was not suitable for the company at that point of time. The Board, therefore, considered a Shareholder Purchase Plan was the appropriate mechanism for a raising. At a maximum offer of $5,000 to every shareholder we could have raised up to $43M although we sought to raise no more than $15M. We raised only $7.0 M. The majority of Shareholders who were on the register at the time the time the SPP was announced did not apply for their full entitlement. In short, the Board did not achieve what it had hoped, but it did learn some valuable lessons.

As MS had raised capital in Sept 03 a second SPP could not be pursued until Oct 04 anyway. Even by doing another SPP there was no certainty that the current shareholders would provide sufficient capital. It was therefore appropriate for the company to ‘tap’ the institutional and sophisticated investor market in Australia and internationally for the maximum allowed under the ASX Listing Rules, which in this case was approx 13% of issued capital. The other alternative was to make a prospectus issue to the market which would have been expensive and time consuming. Metal Storm also knew that it had to improve the liquidity of the stock and ‘institutionalise’ the register in order to give the company credibility in international markets.

We learnt several lessons from our SPP raising. An important one was this: we would need to be much more systematic about our capital raising if we were to ensure the company’s future and ultimately the delivery of the value to which you, the shareholder, are entitled. That meant we needed to identify advisors who could connect the Australian and US markets in a way which we had not been able to accomplish ourselves. We wanted a fresh review so, although our previous brokers, first amongst them Peter Cook, who I publicly thank here for his support, had worked very well for us, we sought alternatives who had strong US affiliations. That task fell to the Board’s Finance Committee which I Chaired.

We identified Melbourne based Alchemy Corporate Advisors as the right fit. Alchemy is a member group company of Burdett Buckeridge Young Ltd (BBY). The Australian BBY is part owned by the Jefferies Group, Inc. of the USA. Jefferies and Quarterdeck have a strong presence in the US Corporate middle market and the defence industry. Alchemy therefore provide the right balance of national and international reach which is most appropriate for Metal Storm at this stage of its development.

Our motivation for the recent capital raising was clear. We wanted to raise at least $20M to give us clear air to cash flow. We needed to do that now. Our auditors had expressed concern. Our Board had been closely monitoring the cash flow for some time and it was our view that the market, too, was showing signs of disquiet. This raising was to ensure a sound financial position for the company ie by a raising of $20M with certainty we could ensure adequate funding for the future right now.

For those shareholders who have pointed to the options to be exercised in September at 65 cents and question why the Board did not wait for that I say only this, there are many factors which would in due course impact on that take up. The Board could not be certain that those factors would align to ensure the success of the options take-up in September. We considered it inappropriate to simply wait and see whether the options would be taken up.

Now to the price. The question is: “was the issuance at 35 cents fair?” You can be assured the Board did not pick the figure with a pin. It was well researched and designed to deliver the maximum equity we could lawfully raise at the time by way of placement. The company achieved that.

The price was based on the average mean price of the shares over the past 6-12 months. Institutional Investors wanted a price which set aside the short, sharp peaks and troughs that MS shares have experienced. Our professional advice was that it was the maximum price which was reasonably certain to deliver the Company’s funding target by way of placement.

There has been speculation that the price could have been higher. Indeed, it has been suggested in the media that we could have raised $10M USD at 44 cents. The Board tested that claim through our advisors. We did not then and do not now believe that the expression of interest was a real, certain and immediate offer. The Company became aware of that expression of interest at a time when the placement was significantly progressed. Given those factors, the Board formed the view that it should not abandon or delay the real certain and immediate placements to pursue an uncertain expression of interest.

As to the value of the company’s shares – the Board consider that the potential value of the company is substantially higher than the option price of 65 cents but we have no idea as to the timing of that value – too much depends on circumstance we do not and cannot influence.

The company is now in the strongest financial position in its history. We have the blocks necessary to build value and each day we are about that project.

As to other issues in the year concluded, I should also mention the Company’s acquisition of a small high quality, technology savvy engineering shop – ProCam in Seattle, last December. The new subsidiary is performing to its historic production cycle and Metal Storm has now begun to use ProCam for prototype machining in the US. We see ProCam as an important part of our USA facilities and will undertake further acquisitions there as we identify purchases where those skills and our needs can add value to Metal Storm.

What will the company unfold in the next year?

For the rest of this year and sometime beyond that, we will be applying ourselves to the delivery of our technology on two key platforms : the 40mm ballistics system and the 9mm ballistics system.

Two platforms, two generic systems.

Within those 2 systems our focus is on 5 priority applications which are targeted for delivery across the period 2005 to 2008. We will continue our internal and external R&D and we do expect we will be paid to collaboratively meld our technology with others. However, our priority is those 5 applications on the 2 platforms.

This represents a refinement of our earlier strategies and gives clear and defined focus on what we have to deliver.

Development of the science has been impressive in the laboratory and no less so in the field in the past year.

Our CEO, Chuck Vehlow, will give detail on the management necessary to achieve our commercial objectives. He will unveil the clear rationale and action by which this company will commercialise our 5 product applications with others and on our own account. He will speak to you shortly on that.

So; the past year has been a very strong development year. On the capital front we are well placed.

Right now we are working on the 2 platforms and the 5 derivative applications and the success of any one of the 5 should see the company’s value higher than where it currently sits.

As you know Mike has returned to Australia and as part of our restructure has moved to head up Scientific Innovation. This is a somewhat nebulous title. Certainly it does not convey the reality of his task or the need for his guidance within the Company. It is true that this is his life’s work and every part of what he does gives witness to that commitment. He is driven but thankfully he does not use that standard to drive others.

As the founder, his vision still resonates in everything the company is striving to deliver. His capable and willing team understand the importance of their work and do it with astonishing success. We must include in what we term the Office of Scientific Innovation the support and grass level grunt provided by Graham Bugden and his colleagues at MAB.

My thanks to all the staff who have worked with great spirit and enthusiasm through the year. It is no small feat to operate on two continents but Chuck has done that across the last 12 months with only two short trips here. He works hard and smart with a determined sense of where this company must go. He knows the complexity of the task and is not intimidated by it. I enjoy working with him.

The Metal Storm team is very tight. Our CEO Chuck Vehlow will really take up staff matters but I would be churlish if I did not mention our General Manager Australia, Ian Gillespie who although with us only a year has done 5 years work in that time and our CFO and Company Secretary, Sylvie Moser-Savage. Both totally about building Metal Storm.

In the US the efforts of Art Schatz and Russ Zinc our Senior Vice Presidents Operations and Business Development have been equally committed. The efforts of our recently appointed scientist and program manager George Bergeron are already paying dividends.

To my fellow Directors my thanks for your constant attention to the fortunes of this small but strategically important company.

And finally, to you our shareholders. My commitment to you is to deliver. Please do not mistake our intention and determination we want to make you delighted with your investment.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM LIMITED ANNUAL GENERAL MEETING 21 MAY 2004

VIDEO SCRIPT –Admiral Bill Owens

BRISBANE, AUSTRALIA - 21 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Ladies and Gentlemen,

Many of you will know that I have very recently taken up the appointment as the CEO of one of the world’s largest telecommunications and equipment providers, Nortel Networks Limited.

As a consequence of my Nortel appointment I have committed to resign my public company board directorships worldwide. This includes my Chairmanship of our company Metal Storm Limited. You should know that I have also resigned from the Telstra board and many others.

Fortunately my appointment at Nortel does not create a conflict of interest with Metal Storm and I am delighted to confirm that Metal Storm has accepted my offer to formally act as an advisor to the company’s board.

I have a strong belief in Metal Storm’s technology and its ability to secure a place in future weapon inventories. My involvement with the company has been ongoing for some 5 years; through these formative years, and it’s important to me that I be able to continue my relationship with Metal Storm into the future.

I am handing over the Chairmanship of Metal Storm at a time when the company’s own technical developments and defence capabilities have gained the attention of major defence agencies and defence companies. The road to success for any new technology is always challenging, however the current strategies that the Metal Storm board have chosen, and continue to review, are right for this stage of the company’s development.

I have worked closely with and well know the people who comprise your board and management going forward. I take great comfort knowing they are people with the appropriate balance of skills and experience to continue to move the company on a path to a profitable commercial footing.

It has very much been a privilege to have served as your Chairman and I would like to say to you, the shareholders in Metal Storm, thank you for the support you have given me and the company in recent years. My sincere thanks also go to all the directors and staff who have worked so tirelessly for the company and share the passion for the success of Metal Storm technology.

I wish you all every success and I look forward to contributing in my new advisory role

Thank you.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM ANNUAL GENERAL MEETING 21 MAY 2004

CHIEF EXECUTIVE OFFICER’S REPORT

BRISBANE, AUSTRALIA - 21 May 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Good morning Ladies and Gentleman – let me echo Terry’s warm welcome to Metal Storm’s fifth annual general meeting.

One year ago, I was appointed to set Metal Storm on the road to commercialisation. In this time I have seen the company grow and build national and international connections. I am pleased with our progress to date and believe we have a strong base for future performance.

Taking you from where our Chairman left off, I am going to give you additional insight into our technology and product development and just how they are paving the way to our goal of successful commercialisation.

Much has been achieved in the last twelve months, including:

•	First, For a company that commenced the reporting year with just 12 people, the achievements of our committed personnel are impressive. Our team has increased to 60 employees and now boasts engineering and manufacturing capabilities as core competencies;

•	Next, An increased emphasis on internal product development programs by expanding the company’s Science and Innovation office. This effort has strengthened the company’s technical capabilities in Australia and the US to move aggressively into product development and demonstrations for potential defence customers.

•	Next, The acquisition of ProCam Machine, a manufacturer of precision machined parts for the electronics, aircraft and space propulsion industries. The purchase and integration of ProCam reflects Metal Storm’s growth strategy for an M&A acquisition.

•	Next, Improving the company’s investor relations programs through communications with shareholders and the broker and investment communities in Australia and the USA. [For example, we held several shareholder briefings in mid-September last year in addition to the more recent presentations in Australia and overseas.]

•	Next, Successful new test firings of our multi-barrel pods have been conducted.

•	Next, Development of a weaponized DragonFly unmanned air vehicle, and a weaponized Talon unmanned ground vehicle is continuing;

•	Next, Recent selection by the US Navy to develop a system incorporatinge Metal Storm technology and Foster-Miller integration capability for defense of US surface ships, and

•	Finally, New collaborative and industry arrangements with NJIT, Taurus, Pyrogen and DPI have strengthened our ability to support programs.

With commercialisation as our goal, we have the right technology, people and partners.

FIVE APPLICATIONS ACROSS TWO PLATFORMS

Last year’s operations have enabled us to focus our efforts on two key platforms – 9mm and 40mm. We believe these platforms show the best potential for commercialisation, as they are the calibres used extensively in military applications.

Metal Storm Management has given priority to five product development projects across these platforms, which I would like to briefly explain to you now.

Firstly, our weapon system for the Unmanned Aerial Vehicle or UAV. We recently announced a memorandum of understanding with DPI to integrate with their new Dragonfly DP-4X UAV helicopter for live firings.

DPI’s UAVs have already been used in frontline service which makes them an excellent platform for demonstrating Metal Storm’s unique, lightweight, electronic, multi shot weapon system on an air platform. With the cancellation of the Comanche helicopter program in the US, [the UAV market is expected to grow to US$10.5 billion in the next decade – We have made a number of assumptions about development of this UAV application, including that the US military will support an accelerated product development program through its Rapid Equipping Force (REF) initiative. Potentially, revenue could commence in 2005. Further details of the assumptions on which we made this estimate and other assumptions relating to the five applications were released to ASX on 27 April 2004 and are available from their our website at www.metalstorm.comasx.com.au.

Mike O’Dwyer, our Director – Scientific Innovation, will provide some additional details of the successful UAV firings, as well as successful demonstration of Metal Storm’s capability on the US Army’s Talon unmanned ground vehicle UGV.

Our second product is the single barrel grenade launcher. This individual combat weapon (ICW) is once again based on our 40mm Ballistics System and this will potentially make the transition into a 25mm version suitable for inclusion in the US “Objective Force Warrior” program.

The next product focus is the Fire Fighting System. We have entered into a collaboration memorandum with Pyrogen Pty Ltd to develop special munitions canisters to carry retardant products and will once again springboard from our generic 40mm platform.

The fourth product being fast tracked through our renewed prioritisation is the personalised 9mm smartgun. A version of our VLe handgun is being developed in conjunction with the New Jersey Institute of Technology (NJIT) and Taurus International. Personalised through the NJIT’s Dynamic Grip Recognition authorising technology, this product is intended to meet the requirements specified under legislation in the State of New Jersey initially, and then other markets.

Finally, the electronic handgun. A clear opportunity exists to produce a consumer version of the company’s VLe handgun. The electronic handgun will still utilise our core development work, but be built for the general US handgun market. This product has the potential to be a significant money earner for the company over the next decade. This is based on capturing a proportion of annual sales of handguns in the USA. Revenue could commence in 2006. To this point we are today announcing the formation of a US subsidiary company that has been structured specifically to capitalize on the demand for the commercial version of the O’Dwyer Vle electronic handgun. This new subsidiary company will focus solely on commercialization of this product.

The development and commercialisation of each of these 5 products is our priority. But successful commercialisation depends on maintaining our technical leadership within the emerging field of electronic ballistics.

INTERNAL VERSUS EXTERNAL PRODUCT DEVELOPMENT

The critical balance between internal and external product development is vital for Metal Storm.

The internal development program ensures Metal Storm continues to maintain technical leadership in the core areas of its technology, by concentrating on critical calibres used extensively in military products, namely 40mm and 9mm where we believe the best commercial potential lies. Additionally, we continue to work closely with external organizations and funded programs in a number of areas.

In this way Metal Storm can concentrate its own resources on specific product applications with the most promising commercial potential while continuing to use funded external programs to cover other development requirements.

To reflect this direction, our recent restructure supports fostering Metal Storm’s technical leadership while maintaining a commercialisation focus.

Our restructure has allowed Mike O’Dwyer, inventor of Metal Storm technology, to focus on innovation and product development by forming the Science and Innovation Office (SIO) in Brisbane. Appointments of additional technical personnel have been made to resource our internal development.

Mike will provide additional details of these developments shortly.

Munitions Development

Regarding munitions development, Metal Storm’s success with its internal R&D developments is also being supported with a munitions development program, particularly to support activities in the key calibre areas of 40mm and 9mm. The company has developed and fired kinetic and pyrotechnic munitions in the last 12 months and is now extending plans to integrate lethal and less-than-lethal munitions in small and medium calibres to support its weapon programs. The initial focus of this stacked round, munitions and fusing development, will be in medium and smaller calibres centred initially around 40mm.

The advanced development of Metal Storm’s inductive ignition and lightweight reloadable multi-shot cartridges open the way for the company to now develop munitions to meet the military’s capability requirements.

Acquisition of ProCam Machine, LLC

On 11 December 2003, Metal Storm acquired Seattle based ProCam Machine LLC, a manufacturer of precision machined parts for the defence, electronics, aircraft and space propulsion industries. The business employs approximately 45 people and has a turnover in excess of US$4 million annually.

This acquisition provides Metal Storm with an established business in the defence and aerospace sector in the US as well as the capability of producing Metal Storm prototype weapon systems for demonstration in the US. ProCam has contracts with a number of major defence industry contractors and importantly maintains an ISO-9001:2000 rating which is vital when competing for a wide variety of defence manufacturing contracts. ProCam is strategically located in Seattle where many major defence companies are based and is close to a number of firing ranges and other facilities that are important to Metal Storm.

Since the acquisition, Procam has received numerous contracts from General Dynamics Ordnance and Tactical Systems (GD-OTS) totalling more than US$2 million for the production of precision assemblies to be used in tactical munitions dispensers. This is part of an ongoing long-term relationship between GD-OTS and ProCam.

ProCam is also part of NASA’s successful landing on and and exploration of the planet Mars. Among the top ten mission-critical items for NASA’s recent Mars Exploration Rover missions, Spirit and Opportunity, were the successfully deployed parachute canister and associated components, manufactured by ProCam. The success and significance of this endeavor illustrates the high quality manufacturing, engineering, metallurgy, and prototyping expertise that Metal Storm has acquired with ProCam.

Timeline to commercialisation

I share Terry’s realisation that the most important question you have as shareholders is “when?”. When will our products be commercialised? When will you see a return on your money?

Any commercialisation timeline will be affected by two factors:

1.	The ongoing success of product trials

2.	Continued market support and negotiations with commercialisation partners.

You can have confidence Metal Storm has struck the right chord. Our demonstrated organisational success and commitment to two platforms and five applications will ensure we can proceed with renewed confidence.

The commercialisation of a fielded product in the 40mm and 9mm category remains the company’s highest priority. To that end, we have committed to the following strategic objectives:

•	Through continued product development efforts, develop clear commercialisation timelines for the selected 40mm and 9mm products.

•	Live fire demonstrations in the USA in response to end user requirements.

•	Expanding defence sector relationships to collaboratively commercialise our technology

•	Further M&A or related opportunities where there is advantage in integrating a related business with Metal Storm’s own business priorities

•	Continue to promote and raise the company’s public profile in Australia and the USA

•	Continue to coordinate and streamline the executive and management processes required to effectively run offices in Washington DC, Brisbane, Australia and now Seattle, Washington

MOVING FORWARD

The significance of Metal Storm’s achievements in the last 12 months should not be underestimated for a company at this stage of development, operating in the competitive US defence markets.

The company is now in the strongest financial position in its history. Metal Storm has the structure and management in place to achieve our objectives and grow the company.

Interest in Metal Storm is at an all time high. We have a high-level of enquiries flowing into the company. We expect that interest will only grow as we continue demonstrating our technology in the US over coming months.

I want to thank all of the members of the Metal Storm team for their dedication and their hard work throughout the last year.

I also wish to thank the board of Metal Storm for their unqualified commitment to the company and for their strategic counsel.

But most importantly, I want to thank you, the shareholders of Metal Storm who have provided support for Metal Storm, and who have faith in Metal Storm’s future.

Charles A. Vehlow

Chief Executive Officer

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

Date July 8, 2004	By	/S/ Sylvie Moser-Savage
(Signature)

	Name	Sylvie Moser-Savage
	Title	Company Secretary